UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Esmark Incorporated

(Name of Subject Company)

Esmark Incorporated

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

296475106

(CUSIP Number of Class of Securities)

James P. Bouchard

Chairman and Chief Executive Officer

1134 Market Street

Wheeling, WV 26003

(304) 234-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Scott E. Westwood, Esq.

McGuireWoods LLP

625 Liberty Avenue, 23rd Fl.

Pittsburgh, Pennsylvania

(412) 667-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

ESMARK INCORPORATED

Moderator: Dennis Halpin

April 30, 2008

2:00 p.m. ET

Operator: Good day everyone and welcome to the Esmark Incorporated fourth quarter and full year 2007 conference call. Today’s conference is being recorded.

At this time, I would like to turn the conference over to Dennis Halpin. Please go ahead, sir.

Dennis Halpin: Thank you, Audra and good afternoon everyone. Welcome to Esmark Incorporated’s conference call and Webcast covering the fourth quarter and full year 2007 results.

Joining me on the call today are Jim Bouchard, Chairman and Chief Executive Officer, Craig Bouchard, Vice Chairman and President, Paul Mooney, Executive Vice President and Chief Financial Officer, David Luptak, Executive Vice President Mill Operations, and Tom Modrowski, Executive Vice President Downstream Operations.

Certain comments made on this morning’s call – or this afternoon’s call – may contain forward-looking statements within the meaning of section 27A of the securities act and section 21E of the securities exchange act. Listeners are cautioned that such forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from actual future events or results.

In addition, any forward-looking statements contained in this conference call represent Esmark’s incorporated view as of today only, and the company does not assume any obligation to update them.

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

Also, please note that the conference call is open to the public and is being broadcast live both on our Web site at www.esmark.com and as well on www.investorcalendar.com. It does contain time sensitive information and is being recorded for replay through May 7th by dialing 888-203-1112 or 719-457-0820 and using the pass code 8470714.

Before I pass the call over to our chairman, I want to advise you of a little change in today’s call format. Given this morning’s announcement regarding Essar and Esmark, coupled with the expected length of time of our prepared remarks now to include some discussion on this matter, we will not hold a question-and-answer session following these prepared remarks. We believe that the comments contained in our prepared remarks this afternoon should provide sufficient depth as to not only the call’s core purpose, but also towards this morning’s news.

With that, over to Jim.

Jim Bouchard: Thank you, Dennis and good afternoon everyone. It’s an exciting day for Esmark today. All of our employees are shareholders for the Ohio Valley. We made an announcement this morning, as everybody knows, for a tender offer to Essar Steel Holdings from Mumbai, India, owners of Algoma Steel and Minnesota Steel here in the states.

The transaction for is approximately $1.1 billion. We have agreed to material terms of the proposed merger with Essar. The company plans to enter into a definitive documentation upon the expiration of waiver of approximately 52 day right to bid period set forth in a collective bargaining agreement with United Steelworkers.

Esmark has also entered into a binding commitment letter with Essar for $110 million term loan, which is anticipated to be funded by the middle of May. Proceeds of the loan will be used to refinance existing term loan, and, in that, we are paying off the government loan.

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

We want to thank the United States government, the state of West Virginia and (Joe Marchin) for being a guarantor on that, Governor Strickland from Ohio. Ohio is also a guarantor on the loan. The loan will be satisfied. We have paid that down from the initial $250 million. It was roughly a little over $150 million. We paid that down to 79. So $79 million of the proceeds that Essar is providing to the company will extinguish the US government loan. The balance of that money will be used for liquidity purposes inside the company and operating the company to complete and get to the merger.

On behalf of Esmark, our executive management team, I want to thank you for all taking the time to join us today to review the company’s performance for the fourth quarter and full year 2007.

Before we get underway, I first want to introduce and thank our management team members who have worked very diligently over the last couple of months on this transaction as well as the strategic initiatives underway. These people here with me today will report on the financial and operational performance of the company for the fourth quarter and full year 2007.

And joining me today is my brother Craig, Vice Chairman and President, Paul Mooney our Chief Financial Officer, David Luptak, Executive Vice President Mill Operation, and Tom Modrowski, Executive Vice President of Downstream Operations.

Secondly, I’d like to offer some insight to why this earnings call has taken so long to occur. I apologize for that, but, as many of you know, other companies are in the midst of conducting their 2008 first quarter earnings call. Our business combination became effective November 28th, 2007, so very late in the year. The nature of such a transaction, obviously, the first reverse hostile merger in the history of the United States, and this transaction requires some extensive opening balance sheet accounting tasks, including, for example, evaluation of all company property, plant and equipment.

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

Once complete, with the post-merger financials, you can then address the task of the year end financials. And let’s not forget that this transaction was quite unique, and that Esmark Steel Services Group was a small, private entity prior to the business combination.

When you combine these set of facts, I think one can begin to understand the complexities of taking over a large public company and the timeline involved in completing this particular year end. As a matter of fact, this process is still not complete, and we have not yet filed our year end 10-K. Paul Mooney, our CFO, will address this later in more detail.

Since the business combination of Wheeling-Pittsburgh Steel and Esmark became effective last November 28th, a lot has taken place here at Esmark. As outlined in my letter to the shareholders dated November 6th of this past year, we have made substantial progress in moving the ball forward both operationally, commercially and strategically. The core of that letter spoke to a two-step transaction, immediate restructuring for near-term profitability and strategic investment considering for all the long-term profitability of the company.

Let me speak to just a few of these initiatives. First, from the commercial perspective, we carefully analyzed our product mix and customer base as the combined company developed an optimum blend for profitability. We then overlaid these results against the capabilities of our facilities, given consideration to all the overall equipment competitiveness and cost structure of the corporation. We then stepped back one level more and fine-tuned the overall raw material input used to produce a substrate with the focus on utilizing a higher residual scrap blend while maintaining the necessary quality for our existing and new customers we’ve added. I’m proud to say that these initiatives have contributed to a dramatic change at Wheeling-Pittsburgh Steel and our earnings performance.

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

As noted in our earnings release issued earlier today, Wheeling-Pittsburgh Steel reported a positive EBITDA in the first full month of the post-merger operations, and, as Paul will explain later in the call, it is expected to report positive EBITDA in the first full quarter post-merger 2008.

From a strategic perspective, we have announced several significant actions. First, the creation of two distinct business segments, the mill operations led by Dave Luptak and the downstream operations led by Tom Modrowski. These segments have independent management teams and tailored objectives. We firmly believe this organizational style lends itself to improved performance as a whole, as the individual and as a whole. Beginning with the next quarter’s conference call, we will begin reporting our results along these lines.

Second, our intention is to permanently shut down the (Allenport cold rolled) facility, (idle two high cost galvanizing lines of Martins Ferry), the equipment condition and non-competitive conversion cost, ultimate product markets, customers and transportation costs all weighed in this very difficult decision.

The sale of our minority equity interest in Wheeling-Nisshin, the joint venture for over $71 million, given our decision with regard to (Allenport), the monetization of this asset in our minority position was a natural outgrowth. And its net proceeds went to significantly reduce our long-term debt that I discussed before against the US government loan. So needless to say, we have been working hard to change the composition of this company, and our efforts are beginning to strong reflect this.

Before I hand the call over to Paul, I want to address this press release issued earlier this morning, Essar and Esmark detail later in this call. But I would like to inject a few points, at this time, regarding the announcement. As most of you know, our management team arrived here at Wheeling-Pittsburgh Steel with little cash and very few orders on the books. While immediately reinitiating the backlog level and making a number of strategic and operational enhancements to

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

prepare for a business post-merger, we have continued to work within a very tight credit market. We had hoped to receive a significant cash infusion as a result of the merger and relay the purchase rights offering, yet, ultimately a large portion of the initial proceeds was utilized to satisfy the put rates.

And while we remain steadfast in our effort to refinance our long-term debt, we do so at a time when the credit market remains constricted and the cost of raw materials continues to escalate. With no resizing of our revolver to allow us to apply our typical procurement pattern, it is within this environment that we, as the company stewards, must consider the best alternative for all stakeholders of this company and evaluate strategic opportunities to come before. We, as the management group, and with unanimous approval of our board of directors, consider the opportunity announced this morning to be compelling.

Again, with the combination of Essar, the turnaround effort that they have demonstrated at Algoma, the capital commitments that they had made at Algoma, the low-cost iron-ore that they have on the Mesabi Range, Wheeling-Pitt and Algoma will obviously be vertically integrated backward. Respective cost to bring those (pellets) out and get that to Wheeling-Pitt will ensure a low cost steel production company for Essar going forward.

Their vision for the company is outstanding. Their commitment to capital for Wheeling-Pittsburgh Steel, Algoma and Minnesota is significant for the United States. We believe we have selected the absolute best partner for this company and for Wheeling-Pitt to take it into the decades in front of us. It’s got a long proud tradition. Essar recognizes that, dating back to the early 1900s and corrugate in the late 1800s, and they have nothing but growth plans for the company going forward.

So, at this point, with raw material costs escalating across all levels of the company in iron-ore, coal, coke, gas, electricity, scrap, it has become the larger players and the pure size and scope and capability of the larger international as well as US players. The larger companies are in a very strong position to help combat the raw, pure, dramatic raw material increases going forward.

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

So, with that in mind, we targeted many companies, and Essar was clearly out in front of all those companies. So we believe Essar will take Wheeling-Pittsburgh and all the Esmark downstream companies to the next level, and I am proud to help in that transition with them. At the point when the merger is completed, I will hand over the reigns to Essar, and Essar will, again, continue to take this company forward.

So we are very excited. It has the full cooperation and support of all the management team’s inside of Wheeling-Pitt as well as the downstream operations, and everybody is going to be focused on really continuing to take Esmark to the next level.

At this point, I’d like to move on to Paul Mooney, our Chief Financial Officer, who will discuss the financial performance of the company during the fourth quarter and full year 2007, and provide some insights into our first quarter results. Paul?

Paul Mooney: Thanks, Jim. Today, we released, for the first time, earnings related to Esmark Incorporated. These results reflect the merger on November 27th, 2007 of the operating entity then called Esmark, which has been renamed Esmark Steel Services Group, or ESSG, and Wheeling-Pittsburgh Steel Corporation or Wheeling-Pitt.

For accounting purposes, Esmark was the acquirer in the merger, and purchase accounting has been applied to the November 27th, 2007 balance sheet of Wheeling-Pitt. As a result, our reporting incorporates the results of operations of ESSG for the entire calendar year of 2007, but only includes the results for Wheeling-Pitt for the post-merger period from November 27th through December 31st, 2007. That is also the basis upon which our earnings release was prepared and which has formed the basis for our comments today.

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

To avoid confusion, I will refer to this as the reporting period and confine my remarks to the fourth quarter.

For the fourth quarter reporting period, Esmark reported a net loss of $12.3 million or 76 cents per share after considering the effects of preferred stock outstanding prior to the merger. Consolidated EBITDA was a negative $1.8 million. However, this amount included a non-cash charge for the impairment of goodwill at ESSG of $9.7 million. Excluding this charge results in adjusted positive EBITDA of $8 million.

As we had guided in our press release dated March 7th of this year, both ESSG and Wheeling-Pitt had positive adjusted EBITDA for the reporting period.

As it relates to Wheeling-Pitt, this result represents a marked improvement when compared to the $35.5 million EBITDA loss reported in that company’s third quarter Form 10-Q.

Shipments for the reporting period were 240,000 tons at Wheeling-Pitt and 246,500 tons at ESSG, including total processing.

Sales were $161 million or $671 a ton at Wheeling-Pitt, and $168.1 million or $682 per ton at ESSG, including total processing but before inter-company eliminations.

Cost of sales were $149.6 million or $623 a ton at Wheeling-Pitt, and $152.7 million or $624 a ton at ESSG.

Turning briefly to Wheeling-Pitt results, the significant EBITDA improvement, which I mentioned, was principally driven by higher volumes and lower spending. Average selling prices were down by about $24 a ton.

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

The post-merger period includes 34 days of shipping, including the last days of November, and we shipped an average of only about 186,000 tons per month in the third quarter versus roughly 240,000 tons in the reporting period. Lower discretionary plant spending in absolute terms was also a contributing factor.

Scrap costs were little changed from the third quarter, and we benefited from an opportunistic acquisition of iron-ore during the reporting period.

In the first quarter, shipments averaged about 210,000 tons per month, and average selling prices increased about $60 per ton. However, costs will increase by slightly more as we have experienced significant increases in scrap costs as well as higher levels of discretionary plant spending and an increase in iron-ore cost from the abnormally low December level. Natural gas costs have also been higher.

Turning to ESSG results, the fourth quarter EBITDA adjusted to exclude the write-off of goodwill was approximately $3 million positive. With selling prices increases, increasing, as Tom will discuss, and the cost of sub-straight increasing only modestly, we see ESSG adjusted EBITDA in the first quarter more than doubling from the fourth quarter level.

Looking to the second quarter, we see shipments relatively consistent with those in the first quarter. Based on recently announced price increases and surcharges, we expect revenue per ton to increase across both our businesses.

On the cost side at Wheeling-Pitt, scrap, iron-ore and natural gas prices will continue to rise, as will the cost of sub-straight at ESSG. However, if we continue to produce and ship as we are doing today, we presently foresee a very significant improvement in EBITDA from that which we expect to report for the first quarter and could possibly report consolidated second quarter net income for Esmark Incorporated.

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

In connection with our purchase accounting, we have accrued approximately $42 million to provide for termination benefits and other costs related to our previously announced restructuring at (Allenport) and (Martins Ferry), which Jim mentioned. These costs will be disbursed over the next couple of years.

Just to recap on our debt situation, as Jim has mentioned, during the first quarter, we sold our interest in Wheeling-Nisshin. We used the net proceeds to pay down the Wheeling-Pitt term loan by about $70 million. As a result, the outstanding balance of that loan is less than $80 million today. The new term loan for $110 million, which we announced today, will be reused – will be used to replace the existing term loan and provide approximately $30 million of additional liquidity. At March 31st, 2008, the availability of the combined companies was $82.6 million, reflecting $36 million at Wheeling Pittsburgh and $46.6 million at ESSG.

As we have previously disclosed, the maturities of our revolving credit facilities have been recently extended until May 31st, with an option to extend further, depending on the maturity of the new term loan. When the new term loan is funded, we expect the revolving credit facility to extend until September 30th.

That’s it for my financial summary, Jim. Back to you.

James Bouchard: Nice job, Paul. At this point, I’d like to turn it over to Dave Luptak to give us a summary of the recent performance at our mill operation, Wheeling Pittsburgh Steel. Dave.

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

David Luptak: Thanks, Jim. I’ll focus my mill operations comments on our five critical business drivers – safety, product quality, environmental compliance, productivity and cost containment. We’ve made significant improvements in all four – all five of these drivers.

In the area of safety, we continue to focus on employee training, safety awareness and good housekeeping practices. Our 2007 safety performance was a significant improvement over 2006. Our OSHA accident recordable frequency rate improved by 24 percent and our lost time injury frequency rate was down over 17 percent. That trend has continued through the first quarter of 2008.

We set a 2008 safety performance objective of an additional 20 percent improvement over our 2007 performance and through the end of the first quarter; we are well ahead of that goal, both on a company-wide and facility-by-facility basis. In addition, we are performing safety compliance audits and compliance remediation at all of our facilities. We benefit from excellent cooperation and involvement from the USW in all of these efforts and working together, we are committed to becoming world class in workplace safety. Although we’re pleased with the progress we’ve made in this area, nothing short of a zero accident frequency performance is acceptable.

Similarly, we’re making rapid and significant improvement in our performance in the area of product quality, both from the standpoint of customer satisfaction and profitability, it is critical that we commit to make it right the first time. Our people have embraced this principal and our quality performance trend at all facilities during 2007 and first quarter of 2008 is very encouraging. Improvements in product quality out of the hot end of our operations have reduced our non-prime shipments to under three percent and have allowed us to significantly reduce our in process inventory. Year-to-date finished product customer claims are also at record lows.

On the environmental compliance front, we’ve developed an environmental performance index to help us assess our effectiveness in this area. Essentially, that index considers and quantifies all

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

of the environmental requirements necessary to monitor and meet each and every applicable environmental standard. In an area we take very seriously, I am pleased to report we made marked improvement in 2007 relative to 2006 and that this strong performance has continued through first quarter 2008.

On the productivity front, during the fourth quarter 2007, slab production from the hot end of our operations was 552,000 tons. We averaged 23 heats per day, of which 63 percent from our EAF. Full year 2007 slab production totaled 2.3 million tons. Our slab production numbers during first quarter 2008 were significantly improved. We cast 612,000 tons, of which 58 percent came out of the electric art furnace.

Hot strip mill production for the fourth quarter 2007 was 572,000 tons and included about 67,000 tons of purchased slabs. For the year, hot strip mill output totaled 2.4 million tons, including approximately 214,000 tons of purchased slabs and about 20,000 tons of conversion roll-in. First quarter 2008 hot band production was 618,000 tons, all of which came out of our Mingo Junction steel-making operations. In light of world steel market conditions, we do not currently intend to purchase slabs for processing through our hot strip mill during 2008.

Finally, cost containment remains a critical driver as we move into 2008. Although our long term coal supply agreements and coke production facilities at Mountain State Carbon have buffered from much of the cost increases associated with the tough – the tight worldwide coal and coke market, like all other domestic integrated producers, we have seen significant increases in our iron ore pellet and scrap costs. Similarly, energy costs, particularly natural gas rates, have increased and remain difficult to forecast. We are attempting to offset these cost increases by taking a hard-nosed look at discretionary spending. Also, we’ve made significant progress in our effort to reduce outside contract spending.

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

As we move into the second quarter, we see the market remaining strong and we intend to optimize both our hot end and finishing production capacity. We have moved our blast furnace outage, previously scheduled for April, out to the mid-September time period, during which we will take less extensive outages at our caster, BOF and hot strip mill.

Thanks. That’s all I have for the steel side of operations, Jim. Back to you.

James Bouchard: Thanks, Dave. Now let’s turn it over to Tom Modrowski, who will give us an update on the service center side of the business. Tom.

Tom Modrowski: Thanks, Jim, and good afternoon. Since this is our post – first post-merger call, I’d like to reiterate that our 2007 downstream operation results consist of the original 10 Esmark service centers.

In the near future, we will present this section to include Wheeling Corrugating results, but for the 2007 fourth quarter and full-year periods, our discussion strictly pertains to the 10 service centers.

Adjusted EBITDA for the year was $20.3 million. It would be fair to characterize 2007 as a difficult environment. The year began with industry-wide bloated inventories and weakened demand. Our experienced management team of Michael Ogrizovich, John Krupinski and Bill Ristau, in conjunction with our service center presidents, performed admirably, guiding us through these challenging conditions in ‘07. In spite of the eight percent decline in service center flat-roll shipments as reported by MSCI, our shipments grew by 10 percent to a total of 732,000 tons. The growth came primarily through increased sales in the Chicago market.

Unfortunately, industry-wide excess inventory put downward pressure on pricing as the industry reduced inventory. Across our group, gross profit was reduced by 16 percent from the previous year. Although down, the negative trend was minimized through exercising great discipline with

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

inventory control. Our inventory turns bested our competitors in 10 out of 12 months when compared to MSCI published data. In the fourth quarter, a conscious decision was made to slightly increase inventories in anticipation of improved first quarter pricing. Although directionally correct, we never expected the magnitude of the increases we’ve seen thus far. As Paul stated earlier, adjusted fourth quarter EBITDA was approximately $3 three million.

Looking ahead to the first quarter, clearly the run-up in prices is supply-side driven. Mill consolidation, increases in raw materials and a weak dollar reducing imports have all contributed. Although demand continues to be weak, we are anticipating favorable overall financial performance for the segment as margins improve. We are currently a six percent decline in sales. In spite of that, we are very optimistic that higher selling margins will yield and expected EBITDA improvement in excess of 50 percent as compared to Q1 ‘07. We are highly confident this trend will continue into the second quarter. Inventories continue to be carefully controlled.

Staying with the first quarter, on January 29th we experienced a fire at one of our two electro-galvanizing lines located in Bridgeview, Illinois. Fortunately, no one was injured, but the facility incurred substantial damage that has rendered it currently inoperable. Insurance coverage includes real and personal property, as well as business interruption. Negotiations are in the early stages, making it difficult to provide any additional comment at this time.

Under the leadership of Scott Sternheimer, ECT’s President, and his management teams and employees at both facilities, all the business at the Bridgeview facility has been successfully transferred to East Chicago, with minimal customer disruption. As a result, we anticipate no material loss of earnings on a combined coating line basis.

In early January, Jim announced the reorganization of the post-merged company. Part of that announcement included Wheeling Corrugating as a stand-alone business within the downstream segment. Since that announcement, Joel Mazur was appointed the President of Wheeling

ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

Corrugating. He and his team have been actively engaged in the separation process of Wheeling Corrugating from Wheeling Pittsburgh Steel, which simultaneously working non-stop keeping ahead of market pricing. It is our desire that beginning with our third quarter earnings report, Wheeling Corrugating’s financial performance will be included as part of the downstream segment.

In summary, once the separation of Wheeling Corrugating is completed, the downstream operating segment of Esmark will consist of sales of approximately 1.2 million tons. Revenue using today’s pricing will approach $1.9 billion operating out of 23 locations in 14 different states across the country. Jim, back to you.

James Bouchard: Thanks, Tom. That’s it for today’s speakers. As Dennis mentioned at the beginning of the call, we put considerable effort into this call to prepare remarks to ensure our coverage was both comprehensive and insightful.

Again, I apologize for the delays. Nobody’s been more frustrated than myself, but we finally got this conference call completed. And thank you for everyone that has attended today for your patience.

We will keep you updated as events progress here at Esmark Incorporated and thank you for joining us in today’s call and your interest in this fine company. Thank you.

Operator: And that does conclude today’s conference. Again, thank you for your participation.

END

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ESMARK, INC.

Moderator: Dennis Halpin

04-30-08/2:00 p.m. ET

Confirmation # 8470714

The foregoing is a transcript of the April 30, 2008 conference call of Esmark Incorporated (the “Company”). While efforts are made to provide an accurate transcription, the transcript may contain typographical mistakes, inaudible statements, errors, omissions or inaccuracies. The Company believes that none of these inaccuracies are material.

Important Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. In the event the parties enter into definitive documentation, Esmark will file a solicitation/recommendation statement with respect to the offer. Once filed, Esmark stockholders should read these materials carefully prior to making any decisions with respect to the offer because they will contain important information, including the terms and conditions to the offer. Once filed, Esmark stockholders will be able to obtain the offer to purchase, the solicitation/recommendation statement and related materials with respect to the offer free of charge at the SEC’s site at www.sec.gov, from the information agent named in the tender offer materials, from Esmark.